DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

January 11, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:	Karen J. Garnett, Assistant Director

	Re:	Eagle Hospitality Properties Trust, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-3
Filed December 13, 2005
File No. 333-128799

Ladies and Gentlemen:

As you know, this law firm represents Eagle Hospitality Properties Trust, Inc. (the “Company”). Enclosed for your convenience are two copies of Amendment No. 2 (the “Amendment”) to a Registration Statement on Form S-3 (File No. 333-128799) filed today by the Company via the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

For your convenience, we have reproduced below the numbered comments from the comment letter from Karen J. Garnett, Assistant Director, dated December 21, 2005, and included the registrant’s responses to such comments.

Selling Stockholders Table, page 33

1.	Comment: We note your disclosure in footnotes 7, 9, and 12 which reveals the aggregate number of shares beneficially owned by Mssrs. Butler (4,100,868), Blackham (97,578) and Costello (100,048), however, these totals should be clearly reflected in column one of the table. Please revise accordingly.

Response: The Company hereby undertakes to make the changes to the “Selling Stockholders” section of the prospectus included in the Registration Statement as

Serving clients globally

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January 11, 2006

reflected in Appendix A hereto and file such revised prospectus with the Commission pursuant to Rule 424(b) after effectiveness but prior to its first use. The Company does not view the modified presentation of aggregate beneficial ownership information directly in the table to be a material or fundamental change to the disclosures originally contained in Amendment No. 1. Furthermore, we believe that the enhanced disclosures in footnotes 11 and 15 to the table, while not required by Item 507, adds to the clarity and transparency of the aggregate beneficial ownership presentation and is otherwise consistent with the Company’s prior disclosures.

2.	Comment: Please update your undertakings to reflect the amendments to Item 512(a) effective December 1, 2005.

Response: We have updated the Company’s undertakings in Part II of Amendment No. 2 to reflect the amendments to Item 512(a) effective December 31, 2005.

If you need any additional information, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

JDM/jal

cc:	Securities and Exchange Commission
Charito A. Mittelman
Eagle Hospitality Properties Trust, Inc.
J. William Blackham
Raymond D. Martz
DLA Piper Rudnick Gray Cary US LLP
Michael S. O’Sullivan

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January 11, 2006

Appendix A

SELLING STOCKHOLDERS

Among the shares of common stock included in this offering are 4,068,680 shares that may be sold by selling stockholders. We refer to these shares as the “resale shares.” Of the resale shares, only 354,872 shares are currently outstanding, 146,540 of which are owned of record by KY Florida Hotel Investors, Inc. and 208,332 of which are owned of record by Corporex Companies LLC. We may issue the remaining resale shares to the selling stockholders upon the redemption of 3,713,808 outstanding units in EHP Operating Partnership, L.P., which is the operating partnership through which we conduct our business. This prospectus also relates to the issuance by us of such 3,713,808 shares upon the redemption of such operating partnership units (which such number is included in the 5,566,352 shares being registered for original issuance by us). See “Plan of Distribution.”

The selling stockholders may offer and sell from time to time under this prospectus any and all of the resale shares. The selling stockholders may offer all or some of the resale shares. There are currently no agreements, arrangements or understandings with respect to the sale of any of the resale shares that will be held by the selling stockholders after completion of the offering. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

All of the selling stockholders are deemed to be affiliates of our company. The following describes each position, office or other relationship material to us, with us or any of our affiliates, within the past three years with respect to the selling stockholders or the persons who control the selling stockholders:

•	William P. Butler, William J. Blackham, Thomas E. Banta and Thomas E. Costello serve as directors of the company;

•	Mr. Butler owns a significant stake in the operating partnership and is also president and a majority owner of Commonwealth Hotels, Inc., which manages 10 of the Company’s 12 hotels;

•	Mr. Blackham is our president and chief executive officer;

•	Mr. Banta is an employee of Corporex Companies LLC, which is the predecessor to our company and for which Mr. Butler is the president and controlling equityholder; and

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January 11, 2006

•	several of the selling stockholders received their common stock and operating partnership units that are redeemable for common stock as consideration for our acquisition of the initial hotels.

For a discussion of these and certain other transactions involving us and certain of the selling stockholders, see “Certain Relationships and Related Transactions” incorporated by reference in our 2004 Annual Report on Form 10-K.

The following table sets forth, for each selling stockholder, the amount of our common stock beneficially owned, the number of shares of common stock owned of record by such selling stockholder that are offered hereby and the percentage of the common stock beneficially owned after completion of the offering assuming the sale of all of the offered shares beneficially owned by each selling stockholder:

Name of Selling Stockholder (1)	Shares Owned Beneficially	Number of Shares Offered Hereby	Percentage Beneficial Ownership Following Offering (2)
KY Florida Hotel Investors, Inc. (3)	146,540	146,540	—
Corporex Companies LLC (4)	2,988,399	208,332	—
Corporex Realty & Investment, LLC (5)	2,780,067	2,344,075	—
CPX RiverCenter Development, LLC (6)	377,193	377,193	—
William P. Butler (7)	4,100,868	148,380	*
Thomas E. Banta (8)	4,049	8,382	*
J. William Blackham (9)	97,578	8,382	*
Denver International Suites, LLC (10)	1,863	1,863	—
CPX-DIA Key Partners, LLC (11)	56,936	56,936	—
Thomas E. Costello (12)	100,048	47,035	*
TEC One LLC (13)	37,346	37,346	—
CPX Landmark, Inc. (14)	682,353	559,474	—
Corporex Landmark Key Partnership, LLC #3 (15)	122,879	122,879	—
Florence Hotel, Inc. (16)	1,863	1,863	—
Total	4,310,680	4,068,680

*	Less than 1% percent.
(1)	Selling stockholders that are entities may distribute shares of common stock prior to sale under this prospectus. The selling stockholders may also include persons who are donees, pledgees or successors-in-interest of the listed selling stockholders. Any such persons not specifically named in the foregoing table will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC.
(2)	This percentage is calculated assuming that each selling stockholder sells all of the shares beneficially owned by such selling stockholder that are offered by this prospectus. It is difficult to estimate with any degree of

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January 11, 2006

certainty the amount and percentage of shares of common stock that would be beneficially owned by each selling stockholder after completion of the offering. First, we have the option to satisfy redemption requests by paying the cash value of the units rather than issuing shares of our common stock. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling stockholder receives shares of common stock upon a redemption of such holder’s operating partnership units, such holder may offer all, some or none of such shares.

(3)	Mr. Butler is deemed to be a beneficial owner of these shares. He is one of two directors of this corporation and shares voting and dispositive power with respect to the shares with the other director, Daniel T. Fay. These shares are currently outstanding.
(4)	Mr. Butler is deemed to be the beneficial owner of these shares. Corporex Companies LLC (“Corporex”) received 208,332 shares of our common stock as an inducement to enter into a strategic alliance agreement with us. These shares vested on October 6, 2005. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex. However, Mr. Butler disclaims beneficial ownership of these shares as such shares or the proceeds from any future sale thereof are intended to be held in a trust for the benefit of other Corporex employees. Such trust and/or its beneficiaries, to the extent applicable, will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC. These shares are currently outstanding.
(5)	Mr. Butler and Corporex are each deemed to be a beneficial owner of these shares. Corporex is the sole manager and member of Corporex Realty & Investment, LLC (“CRI”). Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(6)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the sole manager of CPX RiverCenter Development, LLC. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(7)	The number of shares beneficially owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years, and shares of common stock purchased on the open market. In addition, as described in Notes 3, 4, 5, 6, 10, 11, 14, 15 and 16, Mr. Butler is also the beneficial owner of the shares owned by KY Florida Hotel Investors, Inc., Corporex, CRI, CPX RiverCenter Development, LLC, Denver International Suites, LLC, CPX-DIA Key Partners, LLC, CPX Landmark, Inc., Corporex Landmark Key Partnership, LLC #3 and Florence Hotel, Inc. In the aggregate, Mr. Butler is deemed to be the beneficial owner of 4,100,868 shares of our common stock.
(8)	The number of shares beneficially owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006.
(9)	The number of shares beneficially owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years. In addition, as described in Note 16, Mr. Blackham is also the beneficial owner of shares owned by Florence Hotel, Inc. Mr. Blackham shares voting and dispositive power with respect to the shares owned by Florence Hotel, Inc. because he is a director of that corporation along with Messrs. Butler and Fay. In the aggregate, Mr. Blackham is deemed to be the beneficial owner of 97,578 shares of our common stock. However, Mr. Blackham disclaims beneficial ownership of 2,000 shares that are held in trust for the benefit of his sister’s children and all of the shares owned by Florence Hotel, Inc.
(10)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(11)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and

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January 11, 2006

manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex. Certain current and former employees of Corporex have participation agreement interests with respect to the shares that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned our initial hotels and pursuant to one or more profit participation agreements between such employees and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex. Such employees are not deemed to beneficially own any of the shares.

(12)	The number of shares owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006. In addition, as described in Note 13, Mr. Costello has sole voting and dispositive power with respect to the 37,346 shares issuable to TEC One LLC because he is a member and the sole manager with respect to this entity. In the aggregate, Mr. Costello is deemed to be the beneficial owner of 100,048 shares of our common stock.
(13)	Mr. Costello is deemed to be the beneficial owner of these shares. Mr. Costello has sole voting and dispositive power with respect to the shares because he is a member and the sole manager of the entity.
(14)	Mr. Butler is deemed to be a beneficial owner of these shares. Mr. Butler shares voting and dispositive power with respect to the shares owned by this corporation because he is a director along with his spouse and Mr. Fay.
(15)	Mr. Butler and CPX Landmark, Inc. (“CPX Landmark”) are each deemed to be a beneficial owner of these shares. CPX Landmark is the sole manager of the limited liability company. Mr. Butler shares voting and dispositive power with respect to the shares of this entity because he is a director of CPX Landmark along with his spouse and Mr. Fay. Certain current and former employees of Corporex have participation agreement interests with respect to the shares that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned our initial hotels and pursuant to one or more profit participation agreements between such employees and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex. Such employees are not deemed to beneficially own any of the shares.
(16)	Messrs. Butler and Blackham are each deemed to be a beneficial owner of these shares. Each of Messrs. Butler and Blackham shares voting and dispositive power with respect to the shares owned by the corporation because he is a director of that corporation along with the other person and Mr. Fay.